SECURI 06007965 N

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PROCESSED
JUN 13 2006
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CAPITAL EQUITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 GREAT NECK ROAD
(No. and Street)

GREAT NECK (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID H. SCHWARTZ 516-487-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE J. KAPLAN
(Name – *if individual, state last, first, middle name*)

10 E. MAIN ST (Address) E. ISLIP (City) NY (State) 11730 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C. 203

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID H. SCHWARTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CAPITAL EQUITIES, LTD, as of DEC 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CHRISTINA E. DRISCOLL
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DR60873
Qualified in Queens County
Commission Expires 02/18/2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL EQUITIES, LTD.
REPORT ON FINANCIAL STATEMENTS
JANUARY 1, 2005 to DECEMBER 31, 2005

INDEX

LAWRENCE J. KAPLAN, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

First Capital Equities, Ltd.
Great Neck, New York

I have audited the accompanying statement of financial condition of First Capital Equities, Ltd. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Equities, Ltd., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence J. Kaplan, CPA, P.C.

East Islip, New York
January 16, 2006

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets		
Cash	$ 315,464	
Interest receivable	4,201	
12B-1 Fees receivable	13,300	
Commissions receivable	5,898	
Total Current Assets		$ 338,863
Furniture and equipment - at cost, less $ 11,587 accumulated depreciation (Note 1)		- 0 -
Investment in NASDQ Warrants (Note 2)		20,100
Investment in Municipal Bonds - at market		461,480
Security deposits		3,025
TOTAL ASSETS		$ 823,468

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 1,565	
Accrued franchise tax	425	
Total Current Liabilities		$ 1,990
Shareholder's Equity		
Common stock, no par value, Authorized - 200 shares Issued and outstanding - 100 shares	8,000	
Additional paid-in capital	2,000	
Retained earnings	811,478	
Total Shareholder's Equity		821,478
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 823,468

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues		$ 186,349
Operating Expenses (Note 2)		40,159
OPERATING INCOME		146,190
Interest income	22,417	
Investment management fees	(3,277)	
Unrealized decrease in market value	(13,040)	6,100
NET INCOME		$ 152,290

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance - January 1, 2005	100	$ 8,000	$ 2,000	$ 659,188
Net Income for The Year	-	-	-	152,290
BALANCE - DECEMBER 31, 2005	100	$ 8,000	$ 2,000	$ 811,478

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 152,290
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Unrealized decrease in market value	5,086	
Increase in commissions receivable	$ (4,533)	
Decrease in interest receivable	5,722	
Increase in 12B-1 Fees receivable	(12,304)	
Increase in accounts payable	970	
		(5,059)
NET CASH PROVIDED BY OPERATING ACTIVITIES		147,231
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Tax free securities		(8,755)
INCREASE IN CASH		138,476
Cash - beginning of year		176,988
CASH - END OF YEAR		$ 315,464

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Corporation has elected, under the applicable provisions of the Internal Revenue Code and the New York State Corporation Tax Act, to be treated as a Small Business Corporation. Accordingly, no provision for taxes based on income has been made in these financial statements.

Revenues are derived primarily from commissions and fees earned upon sale of Mutual Fund investments and Insurance Contracts.

Fixed assets are stated at cost, less accumulated depreciation.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTION

The Corporation occupies space in an office leased by a related party. Occupancy and other charges, including administrative fees, totalled $ 24,000, and are included in operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005,the Company had net capital and minimum net capital requirements of $ 738,485 and $ 5,000 respectively.

SUPPLEMENTARY SCHEDULES

FIRST CAPITAL EQUITIES, LTD.

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2005

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE II
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Computation of Net Capital

Total shareholder's equity		$ 821,478
Non-allowable assets:		
12B-1 Fees receivable	$ 13,300	
Investment in NASDQ warrants	20,100	
Other	3,025	
		36,425
		785,053
Haircut - Municipal Bonds		46,568
NET CAPITAL		$ 738,485

Computation of Basic Net Capital Requirement

Minimum net capital required		$ 133
Minimum net capital requirements of reporting broker-dealer		$ 5,000
Net capital requirement		$ 5,000
EXCESS NET CAPITAL		$ 733,485
EXCESS NET CAPITAL AT 1000%		$ 738,286

Computation of Aggregate Indebtedness

Total A.I. liabilities		$ 1,990
Ratio of aggregate indebtedness to net capital		.0001

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE III
RECONCILIATION PURSUANT TO RULE 17a-5(d)(a)
DECEMBER 31, 2005

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited part IIa filing of Form X-17A-5 as of December 31, 2005

Net capital per computation contained herein	$ 738,485
Net capital per computation contained in Part IIa of Form X-17A-5	831,592
DECREASE IN NET CAPITAL	$(93,306)

DECREASE IN NET CAPITAL

Reclassification of haircut on Municipal Bonds	$ (93,306)

See the accompanying independent auditors' report and notes to financial statements.